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16013317

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 29 2016
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65856

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stanley Laman Group Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1235 Westlakes Drive, Suite 295
(No. and Street)

Berwyn (City) PA (State) 19312 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James J. Laman 610-993-9100
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Grant Thornton, LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street, Suite 700, Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, James J. Laman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stanley Laman Group Securities, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Member

Title

Michelle Koran

Notary Public


COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MICHELLE KORAN
Notary Public
TREDYFFRIN TWP. CHESTER COUNTY
My Commission Expires Aug 14, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Stanley Laman Group Securities, LLC

Financial Statements and Supplementary Information

December 31, 2015

Stanley Laman Group Securities, LLC
Table of Contents
December 31, 2015



Grant Thornton LLP
2001 Market Street, Suite 700
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Stanley Laman Group Securities, LLC

We have audited the accompanying statement of financial condition of Stanley Laman Group Securities, LLC (the "Company") as of December 31, 2015, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stanley Laman Group Securities, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and

accuracy of the information presented in Schedules I and II. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 24, 2016

Stanley Laman Group Securities, LLC
Statement of Financial Condition
December 31, 2015

Assets

Assets		
Cash and cash equivalents	$	51,465
Commissions receivable		4,792
Prepaid expenses		18,812
Total assets	$	75,069

Liabilities and Members' Equity

Liabilities		
Commissions payable	$	4,551
Members' Equity		70,518
Total liabilities and members' equity	$	75,069

See notes to financial statements

Stanley Laman Group Securities, LLC

Statement of Operations
Year Ended December 31, 2015

Revenues	
Commissions	$ 600,016
Total revenues	600,016
Expenses	
Commissions	532,878
Other expenses	66,590
Total expenses	599,468
Net income	$ 548

See notes to financial statements

Stanley Laman Group Securities, LLC

Statement of Changes in Members' Equity
Year Ended December 31, 2015

Balance, Beginning of Year	$ 69,970
Net income	548
Balance, End of Year	$ 70,518

See notes to financial statements

Statement of Cash Flows
Year Ended December 31, 2015

Cash Flows from Operating Activities	
Net income	$ 548
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in:	
Commissions receivable	(2,144)
Prepaid expenses	(5,064)
Commissions payable	2,184
Net cash used in operating activities and decrease in cash and cash equivalents	(4,476)
Cash and Cash Equivalents at Beginning of Year	55,941
Cash and Cash Equivalents at End of Year	$ 51,465

See notes to financial statements

Stanley Laman Group Securities, LLC

Notes to Financial Statements December 31, 2015

1. Business Activity and Organization

Stanley Laman Group Securities, LLC (the "Company") was formed in April 2002 for the purpose of providing broker-dealer services in variable life insurance. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Agency (FINRA).

The Company is affiliated with another entity under common control and ownership. All revenue generated is the result of its affiliation with this other entity.

The Company operates as a Limited Liability Company which generally limits liability to Creditors of the Company to the assets of the Company.

2. Summary of Significant Accounting Policies

This summary of significant accounting policies of the Company is presented to assist in understanding the Company's financial statements.

Basis of Accounting

The accompanying financial statements are presented on the accrual basis in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all short-term investments purchased with an original maturity of three (3) months or less to be cash equivalents.

Commissions Receivable

Commissions receivable are stated at their outstanding balances. The Company considers commissions receivable to be fully collectable. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to expense when the determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged off accounts are recorded when received. The allowance for doubtful accounts receivable was $-0- at December 31, 2015.

Revenue Recognition

Insurance commissions are recognized as revenue when (i) the policy application is substantially complete, (ii) the premium is paid and (iii) the insured party is contractually committed to the purchase of the insurance policy.

Income Taxes

In lieu of corporate income taxes, the members of a limited liability corporation are taxed on their proportionate share of the Company's taxable income. Accordingly, no provision for corporate income taxes is induded in these financial statements.

The Company follows the provisions of FASB ASC 740, Income Taxes. This standard provides guidance on accounting for income taxes, induding uncertain tax positions. No interest and penalties related to income taxes have been recognized in the accompanying financial statements. The Company believes there are no uncertain tax positions.

Concentrations of Credit Risk

The Company maintains cash balances at a financial institution located in the Philadelphia area. Non-interest bearing cash accounts are currently fully insured by the Federal Deposit Insurance Corporation ("FDIC") through December 31, 2015.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company has no liabilities subordinated to the claims of general creditors for 2015; consequently, the financial statements have not presented the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2015 for items that should potentially be recognized or disclosed in those financial statements. The evaluation was conducted through February 24, 2016, the date the financial statements were available to be issued.

3. Securities and Exchange Commission Rule 15c3-3 Exemption

The Company operates under the exemptive provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

4. Related Party Transactions

The Company shares office space with an affiliate under common control and ownership. During 2015, the Company paid fees of $12,000 to the affiliate for its allocated share of rent, utilities and office expenses. The fees are based on the affiliate's estimate of expenses incurred related to the resources utilized by the Company. Management believes that these estimates were made on a reasonable basis. However, the fees are not necessarily indicative of the level of expenses that might have been incurred had the Company contracted directly with third parties. Management has not made a study or any attempt to obtain quotes from third parties to determine what the cost of obtaining such services from third parties would have been.

The Company pays commissions to an officer of the Company for the work that the officer performs in securing sales of variable universal life policies for clients of the Company, generating commission revenue for the Company. Management believes that the payment of these commissions to the officer of the Company are made on a reasonable basis. For 2015, the Commissions paid to the officer totaled $532,878. The officer of the Company is contractually required to pay that amount to the affiliated entity.

5. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2015, the Company's net capital was $48,816, which was $43,816 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.09:1 at December 31, 2015.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under paragraph (k)(1), which relates to the maintenance of special accounts for the exclusive benefits of customers.

6. Commitments and Contingencies

The Company is subject to claims and legal proceedings which arise in the ordinary course of its business. The Company is unable to estimate the magnitude of any future exposure at this time.

The Company is exposed to the risk of loss on unsettled customer transactions in the event customers and other counterparties are unable to fulfill contractual obligations. Transactions entered into as of December 31, 2015 settled with no adverse effect on the Company's financial condition.

Stanley Laman Group Securities, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2015

Computation of Net Capital

1. Total members' equity from statement of financial condition	$	70,518
2. Deduct: members' equity not allowable for net capital		
3. Total members' equity qualified for net capital		70,518
4. Add:		
a. Allowable subordinated borrowings		
b. Other deductions or credits		
5. Total capital and allowable subordinated borrowings		70,518
6. Deductions and/or charges		
a. Total non-allowable assets		
Prepaid expenses		18,812
7. Other additions and/or credits		
8. Net capital before haircuts on securities positions		51,706
9. Haircuts on securities		
Common stock		-
Undue concentration		-
Money market funds		2,889
10. Net capital	$	48,816

Computation of Basic Net Capital Requirement

11. Minimum net capital required (6 2/3% of aggregate indebtedness)	$	284
12. Minimum dollar requirement	$	5,000
13. Net capital requirement	$	5,000
14. Excess net capital	$	43,816
15. Net capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar net capital requirement	$	42,816

Stanley Laman Group Securities, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission, (continued)
December 31, 2015

Computation of Aggregate Indebtedness

16.	Total aggregate indebtedness liabilities from statement of financial condition	$ 4,551
17.	Add:	
	a. Drafts for immediate credit	
	b. Market value of securities borrowed for which no equivalent value is paid or credited	
	c: Other unrecorded amounts	
18.	Deduct:	
	Adjustments based on Special Reserve Bank Accounts (15(c) 3-1) (c)(I)(vii)	
19.	Total aggregate indebtedness	$ 4,551
20.	Ratio of aggregate indebtedness to net capital	0.09 to 1

Statement Pursuant to Rule 17a-5(d)(4)

There are no difference between this computation of net capital and the corresponding computation prepared by Stanley Laman Group Securities, LLC and included in the Company's unaudited Part II of Form X-17a-5 as of December 31, 2015.

Stanley Laman Group Securities, LLC
Schedules II
December 31, 2015

Schedule II - Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission December 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(1) of the Rule.


GrantThornton

Grant Thornton LLP
2001 Market Street, Suite 700
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Stanley Laman Group Securities, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Stanley Laman Group Securities, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the fiscal year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 24, 2016


STANLEY LAMAN GROUP
SECURITIES, LLC

Stanley Laman Group Securities, LLC
Exemption Report

Stanley Laman Group Securities, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the fiscal year ended December 31, 2015, without exception.

Stanley Laman Group Securities, LLC

I, James J. Laman, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Principal

February 24, 2016



Grant Thornton LLP
2001 Market Street, Suite 700
Philadelphia, PA 19103-7080

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Members
Stanley Laman Group Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Stanley Laman Group Securities, Inc. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 24, 2016